UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Directors (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

MINUTES OF THE 26TH MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 30, 2013

I. DATE, TIME AND PLACE OF MEETING: April 30, 2013, at 9:00 a.m., at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City and State of Rio de Janeiro. II. CALL NOTICE: Individual messages were sent to the Board Members. III. QUORUM AND ATTENDANCE: All of the Board Members were in attendance and signed below. Also in attendance was Alan Kardec de Melo Ferreira. IV. CHAIR: Chairman: José Augusto da Gama Figueira; Secretary: Maria Gabriela Campos da Silva Menezes Côrtes. V. AGENDA: (1) Restatement of the February 18, 2013 decision that approved the 2012 Financial Statements. VI. RESOLUTIONS: With respect to item (1) of the Agenda, Alex Zornig presented the 2012 financial statements with the impacts of the reversal of the step-up in basis of assets arising from the Company’s acquisition, as decided by the Board of Directors of the CVM on April 24, 2013. The Board Members authorized the republication of the Financial Statements as of and for the year ended December 31, 2012, pursuant to the form and conditions of the independent auditors’ report. VII. CLOSING: All relevant materials pertinent to matters under deliberation were previously forwarded to the Board Members and form an integral an integral part of these minutes as attachments and remain filed with the secretary of the Company. With nothing further to discuss, the Chairman adjourned the Meeting and these minutes were drafted, read and approved and signed by all of the Board Members in attendance and by the Secretary of the Meeting. (s/s) José Augusto da Gama Figueira – Chairman of the Meeting; Maria Gabriela Campos da Silva Menezes Côrtes – Secretary of the Meeting. José Augusto da Gama Figueira, João Carlos de Almeida Gaspar, Armando Galhardo N. Guerra Junior, Rafael Cardoso Cordeiro, José Valdir Ribeiro dos Reis, Alexandre Jereissati Legey, Carlos Augusto Borges, Cristiano Yazbek Pereira, Shakhaf Wine, Carlos Fernando Costa, Fernando Magalhães Portella, Renato Torres de Faria, Zeinal Abedin Mahomed Bava, Sergio Franklin Quintella, Pedro Jereissati, Fernando Marques dos Santos.

Conforms to the original recorded in the Company’s own books.

Rio de Janeiro, April 30, 2013.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

Oi S.A.

Minutes of the 26th Meeting of the Board of Directors

Held on April 30, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2013

OI S.A.

By:	/s/ Bayard de Paoli Gontijo
Name: Bayard de Paoli Gontijo
Title: Officer

By:	/s/ Tarso Rebello Dias
Name: Tarso Rebello Dias
Title: Officer